Teva Announces Sale of Remaining Assets in Specialty Global Women’s Health Portfolio for $1.38
Billion

Company executes sale agreements for planned divestiture of global women’s health business to generate total proceeds of $2.48 billion

Women’s health sales, alone, close to $2 billion net target of total non-core asset divestiture

Jerusalem, September 18, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced it has entered into two agreements to sell the remaining assets of its specialty global women’s health business for $1.38 billion. Proceeds from these sales, combined with proceeds from the recently announced sale of PARAGARD® total $2.48 billion and will be used by Teva to progress repayment of term loan debt.

Teva has entered into a definitive agreement under which CVC Capital Partners Fund VI will acquire a portfolio of products within its global women’s health business across contraception, fertility, menopause and osteoporosis for $703 million in cash. The portfolio of products, which is marketed and sold outside of the U.S., includes Ovaleap®, Zoely®, Seasonique®, Colpotrophine®, Actonel® and additional products. Combined annual net sales of Ovaleap®, Zoely®, Seasonique®, Colpotrophine®, Actonel® and additional products within this portfolio for the full year 2016 were $258 million.

Teva has also entered into a definitive agreement under which Foundation Consumer Healthcare will acquire Plan B One-Step® and Teva’s value brands of emergency contraception, Take Action®, Aftera®, and Next Choice One Dose® for $675 million in cash. Combined annual net sales of Plan B One-Step®, Take Action®, Aftera®, and Next Choice One Dose® for the full year 2016 were $140 million.

“Today’s announcement, coupled with the recent announcement of the sale of PARAGARD® for $1.1 billion, demonstrate Teva’s commitment to delivering on our promise to generate net proceeds of at least $2 billion from the divestiture of non-core assets,” stated Dr. Yitzhak Peterburg, Interim CEO. “With these initial divestitures we have exceeded expectations, leveraging the tremendous value we have built within Teva’s specialty business.”

Peterburg continued “Teva is extremely pleased to enter into these agreements with CVC Capital Partners and Foundation Consumer Healthcare, which progress our ability to repay term loan debt while also providing a clear path forward for these important products to continue to be available to women throughout the world.”

Completion of the transactions is subject to customary conditions, including antitrust clearance in the U.S. and EU respectively, together with employee consultations. The transactions are expected to close before the end of 2017. Until the transactions are completed, Teva will continue to market the products in the normal course, providing full support to manage the business and to meet the needs of customers and patients.

With the divestiture of Teva’s global women’s health products and the planned divestiture of the Oncology and Pain business in Europe, Teva is reinforcing its strategic focus on CNS and Respiratory as its core global therapeutic areas of focus within Global Specialty Medicines. In these areas Teva maintains a strong pipeline and portfolio globally, and will continue to invest in creating long term value.

Morgan Stanley acted as financial advisor to Teva, Ernst & Young served as accounting advisor and Goodwin Procter is Teva’s legal counsel for these transactions.

Rothschild & Co, Royal Bank of Canada, Jeffries LLC and Barclays acted as financial advisors to CVC Capital Partners and Jones Day as CVC’s legal advisors for the transaction.

Foundation Consumer Healthcare is owned by affiliates of Juggernaut Capital Partners and Kelso & Company. Jeffries LLC, Sawaya Segalas & Co., LLC and Barclays acted as financial advisors to Foundation Consumer Healthcare and Robinson Bradshaw are Foundation Consumer Healthcare’s legal counsel for the transaction. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal adviser to Kelso & Company.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the disposition of the Company’s U.S. emergency contraception and international women’s health portfolios which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential that the expected benefits and opportunities related to the disposition may not be realized or may take longer to realize than expected;

risks related to the satisfaction of the conditions to closing the disposition (including the failure to obtain necessary regulatory approvals in the anticipated timeframe or at all), including the possibility that the disposition does not close;

litigation in respect of either company or the disposition;

our ability to complete additional dispositions, including our ability to identify purchasers and negotiate terms acceptable to us;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors.” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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